Exhibit 99.4

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Form of Proxy - Annual General Meeting to be held on Friday, May 13, 2016 This Form of Proxy is solicited by and on behalf of Management.Notes to proxy Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.The securities represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:00 am, Calgary time, May 11, 2016. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!  Call the number listed BELOW from a touch tone   telephone. 1-866-732-VOTE (8683) Toll Free You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER

Appointment of Proxyholder I/We being holder(s) of Crescent Point Energy Corp. hereby appoint(s): cott Saxberg, President and Chief Executive Officer of the Corporation, or failing him, Ken Lamont, Chief Financial Officer of the Corporation  Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. s my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the undersigned in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of Crescent Point Energy Corp. to be held at the Hyatt Regency, Imperial Ballroom, 700 Centre Street South, Calgary, Alberta on Friday, May 13, 2016 at 10:00 am (Calgary Time) and at any adjournment or postponement thereof.  VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. To Fix the Number of Directors  Election of Directors Rene Amirault Peter Bannister Laura A. Cillis D. Hugh Gillard Robert F. Heinemann Barbara Munroe Gerald A. Romanzin. Scott Saxberg Gregory G. Turnbull, QC Appointment of Auditors On the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Corporation and authorize the board of directors of the Corporation to fix their remuneration as such. Amendment to Restricted Share Bonus Plan – Increase Common Share Reserve To consider, and if thought advisable, to pass, with or without variation, a resolution to approve an amendment to the Corporation’s Restricted Share Bonus Plan to increase the Common Share reserve, the full text of which is set forth in the Information Circular. Amendment to Restricted Share Bonus Plan – Increase Grant Limits to Directors To consider, and if thought advisable, to pass, with or without variation, a resolution to approve an amendment to the Corporation’s Restricted Share Bonus Plan to increase the equity award grant limit for non-employee Directors, the full text of which is set forth in the Information Circular.  Advisory Vote On Executive Compensation To consider, and if thought advisable, to pass, with or without variation, an advisory resolution to accept the Corporation’s approach to executive compensation, the full text of which is set forth in the Information Circular. Authorized Signature(s) - This section must be completed for your instructions to be executed. Signature(s) Date I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.